[Letterhead of TDX Independence Funds, Inc.]

March 24, 2010

VIA EDGAR

Ms. Sheila Stout
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0504

Re:	TDX Independence Funds, Inc. File Nos. 333-139872 and 811-22001

Dear Ms. Stout:

     This letter responds to your comments communicated to me orally on February 23, 2010 with respect to the review of TDX Independence Funds, Inc. (the “Company”) filings by the Securities and Exchange Commission (the “Commission”) staff. You stated that the purpose of the staff’s review was, among other things, designed to ensure that the filings made by the Company with the Commission, on behalf of the Company’s five series of underlying portfolios (each, a “Fund,” and together, the “Funds”), including the accompanying Fund disclosures, complied with the Sarbanes-Oxley Act of 2002. The Company’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. This letter is being submitted to the Commission as a correspondence filing via EGDAR.

     Comment 1: You stated that the Company’s Form N-CSR filing, which was filed on August 10, 2009, referenced a code of ethics (the “Code”) that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, but the Code was not included as an exhibit to the filing. You have requested that the Company file an amended Form N-CSR for the period, containing a copy of the Code.

     Response: The Company will file an amended Form N-CSR (N-CSR/A) for the period ended May 31, 2009, containing a copy of the Code attached as an exhibit.

     Comment 2: You stated that the proxy voting record for the Funds for the twelve (12) month period ended June 30, 2009, as filed on Form N-PX on August 25, 2009, was executed by the Treasurer, Chief Financial Officer and Controller of the Company, not by the “principal executive officer” of the Company in accordance with General Instruction F to Form N-PX. You have requested that the Company file an amended Form N-PX for the period, executed by the appropriate signatory.

TO: Ms. Sheila Stout
March 24, 2010

     Response: On March 4, 2010, the Company filed an amended Form N-PX (N-PX/A) for the twelve (12) month period ended June 30, 2009, executed by the principal executive officer of the Company.

     Comment 3: You stated that the Company’s annual report for the fiscal year ended May 31, 2009, which was included in the Company’s Form N-CSR filing on August 10, 2009, did not present the average annual total returns for the Funds in the performance summary section. You further stated that the “applicants’ conditions” of the relevant exemptive order applicable to the Company and the Funds require that the annual report for each Fund include, among other things, the average annual total return based on net asset value (“NAV”) and bid/ask price, calculated on a per share basis for one, five and ten year periods (or life of the Fund).

     Response: The Company will file an amended Form N-CSR (N-CSR/A) for the fiscal year ended May 31, 2009, reflecting the appropriate average annual total return information for each Fund. This information will be presented in tabular form and provided in a supplement to shareholders. In addition, the Company will provide the average annual total return information for each Fund in future annual and semi-annual reports.

     Comment 4: With respect to the Company’s annual report for the fiscal year ended May 31, 2009, you requested confirmation that all receivables due from XShares Advisors LLC (the “Advisor”), the investment adviser to the Funds, as reflected in the statements of assets and liabilities, were received subsequent to the fiscal year end.

     Response: All receivables due from the Advisor were received subsequent to fiscal year end.

     Comment 5: You stated that the Company’s annual report for the fiscal year ended May 31, 2009, which was included in the Company’s Form N-CSR filing on August 10, 2009, did not present for each Fund the information displaying the frequency distribution of discounts and premiums of the daily bid/ask price against the NAV for the immediately preceding five (5) years, as required pursuant to the Company’s relevant exemptive order. You noted, however, that the necessary disclosure may be presented from the inception date of the Funds, not the preceding five (5) years, since the Funds had only commenced investment operations in October 2007.

     Response: The Company will file an amended Form N-CSR (N-CSR/A) for the period ended May 31, 2009, displaying the frequency distribution of discounts and premiums of the daily bid/ask price against the NAV covering the period from the inception date of the Funds, October 1, 2007, to May 31, 2009. This information will be presented in tabular form and provided to shareholders. In addition, the Company will provide the frequency distribution of discounts and premiums for each Fund in future annual reports for the appropriate periods.

     Comment 6: You stated that, in addition to displaying in a table the frequency distributions of discounts and premiums for the Funds in the annual report for the fiscal year

TO: Ms. Sheila Stout
March 24, 2010

ended May 31, 2009, Instruction 3 to Item 11(g)(2) of Form N-1A requires a brief explanation adjacent to the table that “shareholders may pay more than NAV when they buy Fund shares and receive less than NAV when they sell those shares, because shares are bought and sold at current market prices.”

     Response: The Company will include this statement in its supplement that will be provided to shareholders.

     Comment 7: You requested that the Company confirm the disclosure in the annual report for the fiscal year ended May 31, 2009, in response to Item 4(e)(2) of Form N-CSR.

     Response: The Company misinterpreted Item 4(e)(2) of Form N-CSR. The Company will file an amended Form N-CSR (N-CSR/A) for the fiscal year ended May 31, 2009, stating that zero percent (0%) of the services described in paragraphs (b) through (d) of Item 4 of Form N-CSR were approved by the Company’s Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

     Finally, in response to your request, each of the exemptive orders1 (the “Orders”) that the Commission has granted and/or is applicable to the Company has been reviewed in an effort to ensure compliance with the conditions applicable to the Company and the Funds. The Company represents that this process has not revealed any further compliance deficiencies with the Orders.

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     At the Commission staff’s request, the Company hereby acknowledges that:

     (i) The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

     (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     (iii) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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1 See In the Matter of HealthShares™, Inc., et al., Investment Company Act Release Nos. 27553 (November 16, 2006) (notice) and 27549 (December 7, 2006) (order); See In the Matter of HealthShares™, Inc., et al., Investment Company Act Release Nos. 27844 (May 29, 2007) (notice) and 27871 (June 21, 2007) (order); See In the Matter of HealthShares™, Inc., et al., Investment Company Act Release Nos. 27916 (July 27, 2007) (notice) and 27930 (August 20, 2007) (order); and See In the Matter of XShares Advisors LLC, et al., Investment Company Act Release Nos. 28766 (June 11, 2009) (notice) and 28814 (July 7, 2009) (order).

TO: Ms. Sheila Stout
March 24, 2010

     Thank you for bringing the foregoing matters to our attention. If you or other members of the Commission staff have further questions about any of these matters, please do not hesitate to contact me at (646) 808-2043.

Very truly yours,

/s/ James J. McCluskey

James J. McCluskey
Secretary, Treasurer, Chief Financial Officer and Controller